Filed pursuant to Rule 433
Registration No. 333-164300
Issuer Free Writing Prospectus
Dated June 10, 2010
The Bank of Nova Scotia
US$1,000,000,000 2.375% SENIOR NOTES DUE 2013

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.375% Senior Notes due 2013

Aggregate Principal	US$1,000,000,000
Amount:

Maturity Date:	December 17, 2013

Price to Public:	99.650%, plus accrued interest from June 17, 2010, if any

Underwriters’ Fee:	0.250%

Net Proceeds to the Bank	US$994,000,000
after Underwriters’ Fee and Before Expenses:

Coupon (Interest Rate):	2.375%

Re-offer Yield:	2.480%

Spread to Benchmark	T + 125 basis points
Treasury:

Benchmark Treasury:	1.375% due May 15, 2013

Benchmark Treasury Yield:	1.230% (100-13 1/4)

Interest Payment Dates:	June 17 and December 17 of each year, beginning on December 17, 2010, and ending at maturity

Trade Date:	June 10, 2010

Settlement Date:	June 17, 2010; (T+5)

CUSIP / ISIN:	064149B97 / US064149B979

Underwriters:

Principal Amount of
Securities to Be
Underwriter	Purchased
Citigroup Global Markets Inc.	$250,000,000
Banc of America Securities LLC	$250,000,000
Barclays Capital Inc.	$200,000,000
Morgan Stanley & Co. Incorporated	$150,000,000
Scotia Capital (USA) Inc.	$100,000,000
HSBC Securities (USA) Inc.	$50,000,000
Total	$1,000,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated June 10, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Banc of America Securities LLC toll-free at 1-800-294-1322 or Barclays Capital Inc. toll‑free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Scotia Capital (USA) Inc. toll-free at 1‑800‑372‑3930.